February 19, 2020

William T. Giles
Chief Financial Officer
AutoZone, Inc.
123 South Front Street
Memphis, Tennessee 38103

       Re: AutoZone, Inc.
           Form 10-K for the Fiscal Year Ended August 31, 2019
           Filed October 28, 2019
           File No. 001-10714

Dear Mr. Giles:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended August 31, 2019

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 24

1. We note per the risk factor on page 13 that the development of new commercial programs is one of the factors driving annual revenue growth. We also note that total commercial sales increased 21.1% in the fourth quarter of 2019 as compared to the fourth quarter of
      2018, and represented 22% of total sales (per your Q4 2019 Earnings
Call). Please tell us
      your consideration of separately quantifying the amount of sales, cost of sales, and gross margin derived from your commercial programs, as well as discussing the factors causing changes in these amounts between reporting periods, in addition to discussing the impact of these operations on total gross profit and cost of sales.

2. We note that a separate discussion and analysis of cost of sales is not provided. We also note from your fourth quarter 2019 earnings call that products sold in the commercial
 William T. Giles
AutoZone, Inc.
February 19, 2020
Page 2
         business have a lower margin than products sold in the retail business. In light of this, please expand your disclosure to provide a separate discussion and analysis on cost of sales, including separate quantification and discussion of changes in the significant components comprising cost of sales. Please note that in periods when total cost of sales does not materially vary from the prior period, the impacts of material variances in components of the cost of sales that offset each other should still be separately quantified and discussed. Refer to Item 303(a)(3) of Regulation S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Theresa Brillant at 202-551-3307 or Lyn Shenk at 202-551-3380 with any questions.



FirstName LastNameWilliam T. Giles                             Sincerely,
Comapany NameAutoZone, Inc.
                                                               Division of
Corporation Finance
February 19, 2020 Page 2                                       Office of Trade
& Services
FirstName LastName